KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

December 22, 2020

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Gateway Garage Partners LLC

Offering Statement on Form 1-A
File No. 024-11344

Dear Ms. Gorman:

This letter is submitted on behalf of Gateway Garage Partners LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission the “Commission “) with respect to the Company’s Offering Statement on Form 1-A filed on December 3, 2020 (the “Offering Statement”), as set forth in your letter dated December 17, 2020 addressed to Mr. Charles Follini, President (the “Comment Letter”).  The Company is concurrently filing Amendment No. 4 to the Offering Statement (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment.  For your convenience, the Staff’s comment from the Comment Letter is set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comment refer to the Offering Statement, and page references in the response refer to the Amendment.  The response provided herein are based on information provided to Winston & Strawn LLP by the Company.

Amendment No. 3 to Offering Circular on Form 1-A

General

1.	We note your response to comment 1 and your revisions on page 22 to include the “gross cash yield” disclosure to include the projected “5-year” pro-forma financial information and the “net cash yield” that is disclosed in your testing the waters materials. Please not that disclosure in testing-the-waters material should be consistent with disclosure contained in your offering circular.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on pages 22 and 23.

December 22, 2020 Page 2

Five-Year Projected Gross Cash Yield, page 22

2.	Please expand your disclosure to include footnotes explaining in detail the assumptions used for each line item in your projections. Your revised disclosure should include an explanation of the facts and circumstances that support such assumptions. For example, we note parking rental income includes long-term leases, monthly rentals, and transient customers. Therefore, we would expect footnote disclosure for parking rental income to breakout the percentage of each component and how each component was determined. Disclosure related to transient income should further explain how recent experience supports the level of assumed income and the facts and circumstances that support any adjustments to previously recorded amounts as well as a projected 3% annual increase.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on pages 22 and 23.

3.	We note that distributions from 181 High Street LLC were $100,000 and $305,000 for the years ended December 31, 2019 and 2018 respectively. Please clarify how you determined you have a reasonable basis for your five-year pro forma projected cash yield given recent historical distributions.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that for the years ended December 31, 2018 and 2019, the Net Cash Provided by Operating Activities, which is the most directly comparable GAAP measure for Opco Net Income, was $669,558 and $486,439, respectively. For the year ended December 31, 2019, Net Cash Provided by Operating Activities included a one-time extraordinary charge of $260,000 for the asset management fee. This type of charge is not anticipated to occur again because OpCo has agreed that the asset management fee on an ongoing basis will be equal to two percent (2%) of OpCo’s annual gross income, subject to a five percent (5%) cap on the aggregate management fee payable by OpCo to the Property Manager and the OpCo Manager. Based on these net cash numbers, the gross cash yield of OpCo for 2018 would have been 6.7% and for 2019 would have been 6.9%. As there is no contractual obligation or investor relations reason for OpCo to make any cash distributions, the amounts distributed in 2018 and 2019 bear no direct relationship to the Net Cash Provided by Operating Activities for those years and, therefore, are not indicative of prospective financial results.

December 22, 2020 Page 3

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Charles Follini

Gateway Garage Partners LLC